November 10, 2020

Securities and Exchange Commission
Ken Ellington

Via EDGAR

Dear Mr. Ellington,

                Thank you for the time you have spent reviewing our filings and the subsequent discussions which were very helpful. We are in the process of making several corrective filings as you have requested which we have detailed below.

                As forward-looking items you requested two changes within our N-CSR.
                1) The basis of the sector graphs for Series 1 (“S1”) and the American Growth Cannabis Fund (“AGCF”) has been added to the title.  Specifically, “…as a Percentage of Total Net Assets.”
                2) For AGCF you noted that there was a concentration within the Healthcare sector and requested an appropriate risk be listed. As you are aware, we already disclose the risk investors may have when investing in the cannabis industry in the N-CSR. We have now included a risk statement for the Healthcare sector as well as an explanation of the concentration. While reviewing these disclosures we decided that our shareholders would also be better served with a short risk explanation regarding concentration within the Pharmaceuticals, Botanical Medical Chemical and Biotechnology Industry Group as discussed in our current Registration Statement. Please note that we have also made notes to add these risks to AGCF’s upcoming Registration Statement as well.

                You requested that we update our website to include both annuals and semi-annuals reports. As you are aware, we have updated our websites to includes separate links to both documents.

                You also requested several changes to Form N-CEN.
                We have amended our last form N-CEN as well as filed a new Form N-CEN both which include the Fund’s LEI. You also requested an explanation regarding the reporting of commissions paid to our affiliated Broker/Dealer and, if necessary, for Form N-CEN to be amended. The answer in C.15.g included the dealer commission, paid to World Capital Brokerage, the underwriter fee, and CDSC repayments from shareholders for early redemptions.  In Item C.16 the instructions say “The purchase or sales of securities in transaction not describe in paragraphs (1) thru (6) above should be evaluated by the Fund based upon the guidelines established in those paragraphs and classified accordingly” and since we do not charge the fund a commission on the purchase or sale of securities our answer was $0.  After discussions with the SEC we will update C.16.b to reflect the total between the two and have noted it for future filings.

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1636 Logan Street, Denver, CO 80203 w 800.525.2406 w 303.626.0600 w Fax:303.626.0614

                Form N-CSR filed with the SEC on 09/30/2019 has been amended to include the Code of Ethics. We have instituted a new step whereas a separate individual will review each filing after they have been submitted and updated on SEC.gov to help ensure each filing is complete. If the filing is not complete that individual will request that the filing be amended appropriately as soon as possible.

                Form N-CSRS/A filed on 08/15/2019 was filed at the request of the SEC to correct an inconsistency in the reported net assets which in turn caused several other small amendments, all which were deemed non-material. We have amended that filing with a statement of explanation on the cover of the main document. We also included an updated certification.

                Form N-CSR and Form N-CSRS filed since 08/17/2017 are missing cover pages. The Fund utilizes SEC Publisher which, as we understood, created the cover pages in question (screen capture attached). We regret that the program did not apparently do this. As a corrective measure we will resume producing these cover pages by hand and attaching them to the filings. We also understand that these filings are missing items 2-13 as well as signatures as indicated in instruction F. We are in the process of amending all the effected filings and updating each certification. Updated certifications will include the date certified with the signature. The Fund was in the process of our annual independent audit and was preparing for our Rule 15c Board Meeting. Some of these amendments have been delayed but will be filed on as approved and as quickly as possible. Additionally, the program we use to convert our documents for EDGAR filing suffered from a problem which degraded our images to the point that they were illegible. The programming error was corrected on November 5, 2020. We thank you for your understanding in this matter. To reiterate; to help ensure that these issues are not repeated, all filing made on the EDGAR system will be verified for accuracy. If any items are found missing or are inaccurate, they would be corrected with an amended filing which will include an explanation of any changes made on the cover page or as a separate memo.

                If you would like to further discuss any of these topics, please feel free to contact myself or Michael Gaughan at 303-626-0606.

Sincerely,

Timothy E. Taggart
President
American Growth Fund, Inc.

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1636 Logan Street, Denver, CO 80203 w 800.525.2406 w 303.626.0600 w Fax:303.626.0614

Screen capture

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1636 Logan Street, Denver, CO 80203 w 800.525.2406 w 303.626.0600 w Fax:303.626.0614